Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces
Commencement of Construction of CPV Group Wind Project

Singapore, August 18, 2024. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) has announced that on August 16, 2024, an order was issued for the commencement of construction of the Rogue's Wind wind power plant with a capacity of 114 MW, in Pennsylvania (the “Project”), which is wholly-owned by CPV Group LP (“CPV”), a 70%-owned subsidiary of OPC. OPC announced that on that date, the Engineering, Procurement and Construction (EPC) contract was signed with the Project’s contractor and an equipment purchase agreement was signed.  OPC further announced that the Project’s overall construction cost is estimated at approximately $365 million.  OPC further disclosed that the Project entities entered into a project financing agreement with international financing entities (the “Financing Agreement”). The main terms of the Financing Agreement and related matters as announced by OPC are set forth below.

The total amount of available credit facilities available under the Financing Agreement is $274 million, comprising up to $89 million of a construction term loan (converting into term loan at the term conversion date), approximately $28 million of ancillary credit facilities (including working capital facility, Project letter of credit facility and DSR letter of credit facility), and up to $157 million of bridge loan (to tax equity). A condition to accessing the credit facilities is the contribution of the minimum equity requirement as defined in the Financing Agreement.

The interest rate on the construction loan, term loan and the bridge loan is SOFR-based with a spread of 1.75%, 1.875% and 1.5%, respectively. The interest rate on ancillary credit facilities is the same as the then current construction loan or term loan, as applicable. The maturity of the bridge loan is aligned with the term conversion date (projected during the first half of 2026). The maturity date of the term loan and ancillary credit facilities is three years from the term conversion date. The Financing Agreement includes scheduled amortization with respect to the term loan, being amortized semi-annually on a pre-defined schedule and in pre-defined amounts over three-year period post-term conversion date.

The Financing Agreement is subject to financial covenants, including compliance with a minimum debt service coverage ratio of 1.20x during the four quarters that precedes any distribution (pro-rated for the initial measurement period which is less than four quarters), no default events or breaches.

Collateral will be provided in favor of the financing entities on all of the Project's assets and the rights arising therefrom.  OPC anticipates that at a future date, a tax partner may invest through a tax equity investment and in return for its investment, the future tax partner would receive an interest in the partnership that will hold the Project.

Additionally, OPC provided an interest bearing shareholder loan to the Project of up to approximately $100 million to finance a portion of the Project’s costs to be funded with equity, and such loan is expected to be repaid following closing of the investment in CPV Renewable Power LP described in Kenon’s report on Form 6-K dated August 18, 2024, to the extent completed.

CPV Group estimates that the Project’s commercial operation date, subject to completion of the construction, is expected in the first half of 2026. For details regarding the 10-year PPA of the Project (the “PPA”), see Kenon's annual report on Form 20-F for the year ended December 31, 2023.  CPV Group estimates that the Project will generate EBITDA of approximately $18 million for the first full calendar year of operation during the term of the PPA.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with regard to the Project including the estimated costs, CPV Group’s estimate of expected completion and commercial operation date of the Project, CPV Group’s intention to enter into an investment agreement with a tax equity partner, the expected repayment of OPC’s shareholder loan to the Project, closing of the transaction in CPV Renewable Power LP and CPV Group's estimate of EBITDA for the first full year of operation during the PPA term and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in these forward-looking statements. Such risks include risks relating to the Project, including costs and completion date, performance of the EPC contract and PPA, compliance with the terms of and covenants in the Financing Agreement, risks relating to the shareholder loan, financial results of the Project, plan to enter into an agreement with a tax equity partner and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.